Exhibit 21.1

List of Subsidiaries of PetIQ Inc.
Name of Subsidiary	State or Country of Incorporation or Organization
PetIQ Holdings, LLC	Delaware
PetIQ, LLC	Idaho
True Science Holdings, LLC	Florida
TruRX, LLC	Idaho
Tru Prodigy, LLC	Texas
M&C USA, LLC	Delaware
Mark and Chappell Limited	United Kingdom
Mark and Chappell (Ireland) Limited	Ireland
Prodex D.O.O.	Slovenia
HBH Enterprises, LLC	Utah
Community Veterinary Clinics, LLC dba VIP Petcare	Delaware
Pet Services Operating, LLC	Delaware
Pawsplus Management, LLC	Delaware
VIP PetCare, LLC	California
Community Clinics, Inc.	California
CVC MIP GP, Inc.	California
CVC Management Incentive Plan, LP	Delaware
Gentle Doctor (North Carolina) P.C.	North Carolina
Gentle Doctor (Texas) PLLC	Texas
Gentle Doctor (Tennessee) PLLC	Tennessee
Community Veterinary Clinics, PC	New Jersey
Community Veterinary Clinics Alabama LLC	Alabama
Sergeant’s Pet Care Products, Inc.	Nebraska